Exhibit 99.1

Americas Gold and Silver Provides Cosalá Production Update

TORONTO--(BUSINESS WIRE)--January 10, 2022--Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas” or the “Company”) is pleased to provide a December production update for the Company’s Cosalá Operations following the Q4-2021 re-opening.

Key production accomplishments for December 2021 ramp-up include:

  Milled approximately 47,000 ore tonnes or 1,695 tonnes milled per operating day.
  Approximate average mill feed grades of 54 g/t silver, 4.0% zinc and 1.8% lead.
  Production of approximately 46 thousand ounces of silver, 3.2 million pounds of zinc and 1.3 million pounds of lead.
  Achievement of free-cash flow during the December ramp-up period.

Following the successful re-start of the operations, the Los Braceros mill is now processing just under 1,800 tonnes per day. The Company will provide production guidance for the Cosalá Operations and the Galena Complex for 2022 in February 2022.

Initial production at the Cosalá Operations will focus on maximizing near-term free cash flow by mining high-grade zinc areas of the Main Zone which were fully developed prior to the illegal blockade. Over the course of the next six months, the mine will continue development into the Upper Zone, which carries silver grades approximately 5-6 times higher than the Main Zone. Mining the silver-rich areas of the Cosalá Operations is expected to significantly increase silver production to over 2.5 million ounces of silver on an annualized basis.

About Americas Gold and Silver Corporation
Americas Gold and Silver Corporation is a high-growth precious metals mining company with multiple assets in North America. The Company owns and operates the Cosalá Operations in Sinaloa, Mexico, manages the 60%-owned Galena Complex in Idaho, USA, and is re-evaluating the Relief Canyon mine in Nevada, USA. The Company also owns the San Felipe development project in Sonora, Mexico. For further information, please see SEDAR or www.americas-gold.com.

Cautionary Statement on Forward-Looking Information:
This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas Gold and Silver’s expectations, intentions, plans, assumptions and beliefs with respect to, among other things, estimated and targeted production rates and results for gold, silver and other precious metals, the expected prices of gold, silver and other precious metals, as well as the related costs, expenses and capital expenditures; the reopening at the Cosalá Operations, including the expected production levels and potential additional mineral resources thereat; the expected continued resolution of the illegal blockade at the Company’s Cosalá Operations and the maintained restart of mining operations. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas Gold and Silver as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas Gold and Silver to be materially different from those expressed or implied by such forward-looking information. With respect to the business of Americas Gold and Silver, these risks and uncertainties include risks relating to widespread epidemics or pandemic outbreak including the COVID-19 pandemic; the impact of COVID-19 on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, including our ability to access goods and supplies, the ability to transport our products and impacts on employee productivity, the risks in connection with the operations, cash flow and results of the Company relating to the unknown duration and impact of the COVID-19 pandemic; interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate the Company’s operations ; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments and other risks of the mining industry. The potential effects of the COVID-19 pandemic on our business and operations are unknown at this time, including the Company’s ability to manage challenges and restrictions arising from COVID-19 in the communities in which the Company operates and our ability to continue to safely operate and to safely return our business to normal operations. The impact of COVID-19 on the Company is dependent on a number of factors outside of its control and knowledge, including the effectiveness of the measures taken by public health and governmental authorities to combat the spread of the disease, global economic uncertainties and outlook due to the disease, and the evolving restrictions relating to mining activities and to travel in certain jurisdictions in which it operates. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward-looking information is available in Americas Gold and Silver’s filings with the Canadian Securities Administrators on SEDAR and with the SEC. Americas Gold and Silver does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. Americas Gold and Silver does not give any assurance (1) that Americas Gold and Silver will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward-looking information concerning Americas Gold and Silver are expressly qualified in their entirety by the cautionary statements above.

Contacts

Stefan Axell
VP, Corporate Development & Communications
Americas Gold and Silver Corporation
416-874-1708

Darren Blasutti
President and CEO
Americas Gold and Silver Corporation
416-848-9503